UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

TIFFANY & CO.
(Exact name of Registrant as specified in its charter)

Delaware	Commission File No. 001-9494	13-3228013
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)
727 Fifth Avenue, New York, New York 10022
(Address of Principal Executive Offices and Zip Code)

John S. Petterson
Senior Vice President - Global Operations and Customer Services
(212) 755-8000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1), for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Tiffany & Co. is a holding company that conducts business through its subsidiary companies (collectively, the “Company”). Through these subsidiaries, the Company sells jewelry and other items that it manufactures or contracts with third parties to manufacture to its specifications. The principal subsidiary of Tiffany & Co. is Tiffany and Company. The Company’s principal finished goods product category is jewelry, which represented 92% of worldwide net sales in fiscal 2013. Other finished goods sold by the Company include timepieces, leather goods, sterling silver goods (other than jewelry), china, crystal, stationery, fragrances and accessories, which represented, in total, 7% of worldwide net sales in fiscal 2013.

In fiscal 2013, approximately 60% of the finished goods sold by the Company were produced in Company-owned manufacturing facilities. Approximately 95% of the gold used in the Company’s internally manufactured finished goods in fiscal 2013 was sourced directly by the Company from one mine and one recycled source, each of which is located in the United States. The remaining 5% consisted of gold purchased directly by a Company vendor from a source other than the Company for use in specialized components manufactured by such vendor and sold to the Company for use in the Company’s internally manufactured finished goods. The Company does not purchase raw tin, tantalum or tungsten for use in its internal manufacturing facilities; however, components purchased by the Company for use in internal manufacturing may contain these minerals.

Substantially all of the remaining 40% of the finished goods sold by the Company in fiscal 2013, including almost all non-jewelry items, was manufactured by third-party manufacturers to the Company’s specifications.

The Company purchases finished goods from these third-party manufacturers. The Company purchases raw materials, components and fabricated materials used in Company-owned manufacturing facilities and, in some cases, by the third-party manufacturers, from vendors. The Company generally has long-term stable relationships with these third-party manufacturers and vendors (collectively referred to herein as “vendors”). Vendor relationships are actively managed through a variety of channels, such as vendor contracts, vendor questionnaires, the Company’s Vendor Manual, which is an educational and training tool and mandate for vendors, and the Company’s Social Accountability Program, which supports vendor compliance with the Company’s Vendor Code of Conduct and incorporates Company risk assessments, vendor self-assessments and external audits of vendors. Information on the Social Accountability Program can be found at http://www.tiffany.com/csr/responsiblesourcing/SupplierResponsibility.aspx.

In this report, the term “applicable products” is used to refer to gold and other raw materials and to components and fabricated materials that are, in each case, purchased from vendors to be used in the Company’s internal manufacturing as well as to finished goods that are purchased from third-party manufacturers for sale by the Company. The finished goods products that the Company ultimately sells to its customers (whether internally manufactured by the Company or purchased by the Company as finished goods from third-party manufacturers) are referred to herein as “finished goods”.

Conflict Minerals Disclosure

This Form SD is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), for the reporting period January 1, 2013 to December 31, 2013. A copy of Tiffany & Co.’s Conflict Minerals Report is provided as Exhibit 1.02 to this Form SD, and is publicly available together with this Form SD at http://investor.tiffany.com/governance.cfm.

Product Review

Beginning in 2012 and continuing throughout 2013, the Company reviewed the finished goods that it manufactures either internally or pursuant to arrangements with third-party manufacturers (the “product review”). The objective of the product review was to identify finished goods that the Company manufactures or contracts to manufacture that may contain one or more of the minerals gold, columbite-tantalite (coltan), cassiterite, or wolframite, or their derivatives tantalum, tin, and tungsten (the “Conflict Minerals”).

The product review was conducted by a working group comprised of representatives from departments across the Company, including legal, supply management, internal audit, treasury, quality management, manufacturing, corporate social responsibility, finished goods development, after sales service, and specific finished goods teams (the “Working Group”). The Company’s Board of Directors and relevant members of the Company’s senior management received periodic reports on the Working Group’s progress and exercised an oversight function with respect to the Company’s Conflict Minerals compliance process.

The Working Group met regularly and consulted with subject matter specialists throughout the Company who had in-depth knowledge with regard to specific categories of finished goods and the manufacturing of those goods (the “Subject Matter Specialists”). The product review covered all categories of finished goods sold by the Company and was designed to identify all finished goods manufactured in 2013 that were at risk of containing Conflict Minerals. In certain instances, the Company conducted laboratory testing of finished goods and applicable products to inform the Working Group’s analysis.

The Working Group also considered the impact on finished goods of services provided by independent third-party repair service providers (the “service providers”). These service providers primarily perform after-sale service on customer-owned merchandise. However, the service providers may also, on occasion, perform alterations to finished goods in connection with an initial sale at the request of a customer (e.g., ring sizing) or perform repairs on damaged stock inventory, as needed. These services, to the extent that they involve augmentation of finished goods (e.g., through the addition of metal for sizing or the use of solder for repair), represent a distinct phase of the finished goods lifecycle.

In conducting the product review, the Working Group evaluated the Company’s finished goods at two points in that lifecycle, considering whether (1) the finished goods may have contained Conflict Minerals as a result of the manufacturing process (i.e., at the time the manufactured finished goods entered the Company’s inventory) and (2) Conflict Minerals may have been introduced into the finished goods after they had entered the Company’s inventory, as a result of pre-sale or concurrent-with-sale repairs and alterations.1
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[1] The Company notes that Exchange Act Rel. 34-67716, effective November 13, 2012, which adopted Rule 13p-1, states that the Securities and Exchange Commission does not consider “an issuer that only services, maintains, or repairs a product containing conflict minerals to be ‘manufacturing’ a product[.]” While the Company does not “only” service, maintain, or repair products, the Company considers its manufacturing process to be complete at the time finished goods enter the Company’s inventory for sale to customers. Nonetheless, in an effort to more fully understand the potential impact of Conflict Minerals on the finished goods sold to customers, the Working Group included pre-sale and concurrent-with-sale repairs and alterations in the scope of the product review and included the service providers that provide or support such services within the scope of its reasonable country of origin inquiry and its due diligence, as discussed in more detail in Exhibit 1.02. After-sale service on customer-owned merchandise was also determined to be outside the scope of the reasonable country of origin inquiry because such service was in no way part of the manufacturing process.

Form and Scope of Vendor Inquiries

Based on the product review, the Working Group identified 355 service providers and vendors that were likely to supply the Company with applicable products in 2013 that were at risk of containing Conflict Minerals. In identifying this group, the Working Group included each Company service provider and, for vendors, included vendors who supplied applicable products likely to contain Conflict Minerals in years prior to 2013. The Working Group also considered expectations with respect to the Company’s supply needs in 2013. In late 2012, the Company began sending Conflict Minerals surveys to these 355 service providers and vendors.

The objective of the Company’s survey was to confirm whether Conflict Minerals were contained in the applicable products supplied or to be supplied by the vendors, or were likely to be introduced into the finished goods through pre-sale or concurrent-with-sale repairs and alterations, and, if so, whether those Conflict Minerals originated in the Democratic Republic of the Congo or in a country that shares an internationally recognized border with the Democratic Republic of the Congo (the “Covered Countries”) or were from scrap or recycled sources.

The survey used by the Company was based on the conflict minerals reporting template developed by the Electronic Industry Citizenship Coalition/Global e-Sustainability Initiative Extractives Working Group (the “EICC/GeSI Reporting Template”). However, in creating the survey, the Working Group made certain modifications to the EICC/GeSI Reporting Template to tailor it to the specific nature of the Company’s supply chain. The Company’s survey also included an inquiry as to whether any Conflict Minerals used by vendors and service providers originated with smelters or refiners that have: (a) received a “DRC Conflict Free” designation from the Conflict-Free Smelter Program of the Conflict-Free Sourcing Initiative; (b) been included on the “Good Delivery” list of the London Bullion Market Association; and/or (c) been certified pursuant to the Responsible Jewellery Council’s Chain-of-Custody Standard. In this report, the term “Three Conflict-Free Smelter Programs” is used to refer collectively to this program, list and standard.

After additional internal analysis, preliminary communications with vendors and service providers, and review of completed surveys, the Working Group determined that 174 of the 355 vendors and service providers surveyed either provided applicable products to the Company that contained Conflict Minerals that had entered the Company’s supply chain after January 30, 2013 to be used in the manufacture of the Company’s finished goods in 2013, or had provided pre-sale or concurrent-with-sale repairs and alterations in 2013 that might have introduced Conflict Minerals into the Company’s finished goods. Accordingly, the Working Group determined that these 174 vendors and service providers (the “RCOI vendors”) should be included within the scope of the Company’s reasonable country of origin inquiry.

Reasonable Country of Origin Inquiry

All but one of the RCOI vendors responded to the Company’s survey. Based on the survey responses and the product review, the Working Group confirmed that, in 2013, 172 of the 174 RCOI vendors (approximately 99%) provided the Company with applicable products that contained gold and six of the 174 RCOI vendors (less than 4%) provided the Company with applicable products that contained tin, tantalum, or tungsten.

The Working Group reviewed the RCOI vendor survey responses to determine whether they were complete and internally consistent. The Working Group then applied logical tests to evaluate whether the responses provided by the RCOI vendors could be considered to be reasonably reliable (the “red flag review”). The red flag review included, for example, tests such as: (i) cross-checking the responses of RCOI vendors that identified common suppliers, (ii) reviewing other information known by the Company with regard to vendors, including the results of previous Social Accountability Program risk assessments and audits of vendors, and (iii) the geographic proximity of RCOI vendors to their identified smelters or refiners and mine sources.

As a result of the red flag review, the Working Group identified certain RCOI vendors that required additional inquiry and further engaged directly with those RCOI vendors.

In evaluating the reliability and reasonableness of the survey responses and, where applicable, the additional information provided by the RCOI vendors, and in reaching the conclusions set forth below, the Working Group took note of the fact that approximately 78% of the RCOI vendors were sufficiently familiar with their supply chains to be able to identify at least one smelter or refiner as the source of any Conflict Minerals that the applicable RCOI vendor supplied to the Company or used to alter or repair the Company’s finished goods. Of the remaining RCOI vendors, approximately 85% identified as their source of Conflict Minerals a supplier to them that was also a direct vendor to the Company, which enabled the Company to conduct an additional check of the reliability of these vendors’ representations. The Working Group conducted this check by engaging with the vendors’ underlying suppliers to confirm the sourcing information provided by the vendors.

The Working Group also considered whether the smelters or refiners identified by the RCOI vendors were among those designated or certified by, or included in, one or more of the Three Conflict-Free Smelter Programs in its efforts to evaluate the reliability and reasonableness of the RCOI vendor responses. Finally, in evaluating the reasonableness of the information provided by the RCOI vendors as to the source of gold contained in their applicable products, or potentially introduced by them through pre-sale or concurrent-with-sale repairs and alterations, the Working Group noted that recent estimates indicate that only 1-2% of the world’s gold is sourced from the Covered Countries.2

Conclusions from Reasonable Country of Origin Inquiry3

Based on the Company’s reasonable country of origin inquiry, the Company has determined that it has no reason to believe that Conflict Minerals used in the following finished goods product categories may have originated in the Covered Countries:

Jewelry

•bracelets
•brooches/clips
•charms
•earrings
•pendants and necklaces
•rings

Non-Jewelry

•	fragrance

•	holiday ornaments

•	key rings

•	personal accessories (e.g., shirt studs, cuff links and writing instruments)

•	recognition awards, not including internally manufactured hollowware

•	sundries (e.g., earring backs, clasps and other replacements and components sold independently to customers for post-sale customer service support)

•	table accessories (e.g., trays, vases, dinnerware, frames and candlesticks), not including internally manufactured hollowware

For five other categories of finished goods, including internally manufactured hollowware, the Company has determined that the responses obtained in the reasonable country of origin inquiry were insufficient to form the basis for a reasonable belief that none of the Conflict Minerals necessary to the functionality or production of the finished goods in those categories originated in a Covered Country. The Company has therefore exercised due diligence on the source and chain of custody of these Conflict Minerals as described in Exhibit 1.02 (the “Conflict Minerals Report”).
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2 U.S. Geological Survey 2011 Minerals Yearbook [Advance Release].
[3] This report speaks to the composition of the Company’s finished goods as a result of the manufacturing process and as of the time they enter the Company’s inventory for sale to customers. See the Company’s Conflict Minerals Report for a discussion of the potential impact of pre-sale and concurrent-with-sale repairs and alterations on the Company’s finished goods.

Item 1.02

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.02 to this Form SD. A copy of the Company’s Conflict Minerals Report together with this Form SD is publicly available at http://investor.tiffany.com/governance.cfm.

Section 2 - Exhibits

Item 2.01	Exhibits

The following exhibit is filed as part of this report:

Exhibit No.	Description

1.02	Conflict Minerals Report of Tiffany & Co.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned on June 2, 2014.

TIFFANY & CO.
(Registrant)

By: /s/ Michael J. Kowalski
Michael J. Kowalski
Chief Executive Officer